UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental
Schedules
The 401(k) Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

The 401(k) Plan

Audited Financial Statements
and Supplemental Schedules

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and schedule of delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2005
Pittsburgh, Pennsylvania

The 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Investments:
Interest in Allegheny Master Trust	$65,829,478	$63,656,539
Interest in registered investment companies	64,387,612	53,795,031
Corporate common stocks	11,488,338	7,643,532
Participant loans	6,357,785	5,162,484
Interest in common collective trusts	71,075	124,428
Interest-bearing cash	1,497	—

Total investments	148,135,785	130,382,014

Other payables, net	(37,565)	(116,099)

Net assets available for benefits	$148,098,220	$130,265,915

See accompanying notes.

The 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Contributions:
Employer	$3,698,695	$3,496,473
Employee	10,083,846	8,907,333

Total contributions	13,782,541	12,403,806

Investment income:
Net gain from interest in registered investment companies	6,349,303	8,297,937
Net unrealized/realized gain on corporate common stocks	4,808,715	4,662,239
Net gain from interest in Allegheny Master Trust	4,069,550	8,672,796
Interest income	319,383	327,889
Dividend income	132,837	141,650
Net gain from interest in common collective trusts	1,072	1,998,905
Other income	91,734	—

Total investment income	15,772,594	24,101,416

	29,555,135	36,505,222

Distributions to participants	(11,677,809)	(9,094,657)
Plan transfers, net	—	(121,067)
Administrative expenses and other, net	(45,021)	(38,862)

	(11,722,830)	(9,254,586)

Net increase in net assets available for benefits	17,832,305	27,250,636
Net assets available for benefits at beginning of year	130,265,915	103,015,279

Net assets available for benefits at end of year	$148,098,220	$130,265,915

See accompanying notes.

The 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments are valued as follows:

Bank and insurance investment contracts (investment contacts) with varying contract rates and maturity dates are stated at contract value.

Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

2. Description of the Plan

The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Qualifying employee contributions are partially matched by the respective employing companies which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), up to the lesser of a maximum of $1,000 annually for each participant, or 50% of participants’ deferrals up to a maximum of 3.5% of total eligible wages (except for Allvac and Wah Chang). For the Allvac and Wah Chang operations, in 2002, the $1,000 maximum limit on matching contributions was removed. For hourly employees of the Casting Service operation, starting with the first hour worked after December 26, 2004, the employing company matches 100% of the employee contributions up to 3.5% of total eligible wages. In addition, annual flat dollar contributions will be paid into the Plan at the end of each year provided the following criteria are met: the employee must have contributed a minimum of

The 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

2% of their total earnings for the year into the Plan; the employee must have completed a minimum of 1,000 hours during the calendar year; and the employee must be an active, nonunion employee as of December 31st of that year. The exceptions to this rule are that 1.) employees who retire during the calendar year will remain eligible for this contribution, so long as they meet the 1,000-hour rule; such retirees will receive a prorated contribution, based on the number of months they worked in the year; however, an employee who terminates (not retires) prior to December 31st will not be eligible for this flat dollar contribution, regardless of the number of hours worked, and 2.) hourly bargained employees at the Casting Service operation receive the annual flat dollar contributions notwithstanding the above conditions.

The flat dollar contribution amounts are based on the employee’s years of service, as follows:

Years	Amount of Contribution

0 to 4	$100
5 to 9	500
10 to 14	600
15 to 19	700
20 to 24	800
25 to 29	1,000
30 to 34	1,500
35 or more	2,000

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund. Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined

The 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	December 31
	2004	2003

ATI Disciplined Stock Fund	$39,759,684	$40,044,975
Standish Fixed Income Fund	24,738,467	22,728,876
Oakmark Balanced Fund	21,676,125	19,706,939
Allegheny Technologies Incorporated common stock	11,488,338	7,643,532
Prudential Jennison Growth Fund, Class A Shares	9,911,593	9,330,003
Dreyfus Bond Market Index Fund	8,362,256	8,911,329

Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts in the ATI Disciplined Stock Fund, the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which are valued on a unitized basis (collectively, the “Allegheny Master Trust”). The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the ATI Disciplined Stock Fund was as follows:

	2004	2003

ATI Disciplined Stock Fund	53.72%	51.45%
Standish Fixed Income Fund	12.44	11.86
Alliance Capital Growth Pool	3.49	2.48

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

The 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the net assets of the Standish Fixed Income Fund at December 31, 2004 and 2003, was as follows:

	2004	2003

Guaranteed investment contracts:
Canada Life	$1,371,538	$2,757,412
GE Life and Annuity	8,735,242	9,583,804
Hartford Life Insurance Company	8,250,446	10,939,222
John Hancock Life Insurance Company	4,670,166	8,848,178
Monumental Life Insurance Company	1,017,190	2,353,862
New York Life Insurance Company	6,769,166	6,814,589
Ohio National Life	2,687,551	4,652,712
Pacific Mutual Life Insurance Company	5,061,507	6,075,054
Principal Life	1,243,795	1,187,962
Protective Life Insurance Company	—	1,006,456
Pruco Pace Credit Enhanced	7,132,148	8,947,069
Security Life of Denver	5,972,064	6,737,205
United of Omaha	2,929,738	7,226,335

	55,840,551	77,129,860

Synthetic guaranteed investment contracts:
Caisse des Depots et Consignations	—	1,999,995
MDA Monumental BGI Wrap	36,520,489	33,990,199
Bank of America	33,366,628	17,803,044
Rabobank	37,879,291	36,635,330
Union Bank of Switzerland	25,166,696	14,768,321

	132,933,104	105,196,889

Interest in common collective trusts	9,386,961	8,515,369
Other	670,702	764,537

Total net assets	$198,831,318	$191,606,655

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $134,332,201 and $107,926,162 at December 31, 2004 and 2003, respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon

The 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2004 and 2003, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.87% to 8.05% and 3.58% to 8.02%, respectively.

For the years ended December 31, 2004 and 2003, the average annual yield for the investment contracts in the Fund was 4.89% and 5.31%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current, interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2004 and 2003.

The composition of net assets of the Alliance Capital Growth Pool at December 31, 2004 and 2003 was as follows:

	2004	2003

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$38,135,320	$35,666,427
Operating payables	(11,230)	(10,616)

Total net assets	$38,124,090	$35,655,811

The composition of net assets of the ATI Disciplined Stock Fund at December 31, 2004 and 2003 was as follows:

	2004	2003

Corporate common stocks	$72,955,300	$77,259,404
Interest in common collective trusts	71,478	337,451
Receivables	1,085,015	283,072
Payables	(97,126)	(42,301)

Total net assets	$74,014,667	$77,837,626

The 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Fixed Income Fund		Alliance Capital Growth Pool		ATI Disciplined Stock Fund
	Years Ended December 31
	2004	2003	2004	2003	2004	2003

Investment income (loss):
Interest income	$9,236,594	$9,953,790	$—	$—	$—	$214,654
Net realized/unrealized gain (loss) on corporate common stocks	(1,358)	—	—	—	4,352,382	13,699,382
Dividends	—	—	—	—	1,368,881	1,073,159
Net gain, registered investment companies	—	45,315	—	—	—	—
Net gain, pooled separate accounts	—	—	5,432,718	9,614,660	—	—
Net gain, common collective trusts	122,717	111,616	—	—	8,488	10,183
Administrative expenses	(240,688)	(201,917)	(128,988)	(72,409)	(551,752)	(660,982)
Transfers	(1,892,602)	888,462	(2,835,451)	(440,184)	(9,000,958)	8,571,888

Net increase (decrease)	7,224,663	10,797,266	2,468,279	9,102,067	(3,822,959)	22,908,284
Total net assets at beginning of year	191,606,655	180,809,389	35,655,811	26,553,744	77,837,626	54,929,342

Total net assets at end of year	$198,831,318	$191,606,655	$38,124,090	$35,655,811	$74,014,667	$77,837,626

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

The 401(k) Plan

Notes to Financial Statements (continued)

5. Parties-in-Interest

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$148,098,220	$130,265,915
Deemed distribution of benefits to participants	(34,142)	(34,526)

Net assets available for benefits per the Form 5500	$148,064,078	$130,231,389

The 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$11,677,809
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2004	12,534
Less: 2003 deemed distributions per Form 5500 recorded in financial statements as a distribution in 2004	(12,918)

Benefits paid per the Form 5500	$11,677,425

The 401(k) Plan
EIN: 25-1792394 Plan: 098

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Year Ended December 31, 2004

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$24,840.00	$24,840.00

A processing error at the Monroe, North Carolina facility resulted in a delay in transferring payroll deductions in the aggregate principal amount of $24,840.00 from the paychecks of 10 participants to the trust established in connection with the Plan. The principal amount was contributed to the trust and allocated, together with $19,734.64 in earnings determined in a manner consistent with the Voluntary Fiduciary Correction Program (“VFCP”) established by the U.S. Department of Labor (“DOL”), to the accounts of the affected 10 participants. In addition, an application for relief under the VFCP was filed with the DOL. The company filed Forms 5330 with the Internal Revenue Service and paid an aggregate excise tax of $5,991.60.

The 401(k) Plan
EIN: 25-1792394 Plan: 098

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Units/Shares	Current Value

Registered Investment Companies:
Dreyfus Bond Market Index Fund*	811,082.0430	$8,362,256
Prudential Jennison Growth Fund, Class A Shares	697,507.2770	9,911,593
Dreyfus Emerging Leaders Fund*	81,641.1110	3,610,986
PIMCO NFJ Funds	61,572.5710	1,777,600
Morgan Stanley Small Co Growth Funds	95,407.9950	1,192,600
MFS Value Fund	29,218.3310	676,112
Artisan Funds	169,654.6670	5,014,992
Dreyfus Appreciation Fund*	11,050.4900	427,543
Dreyfus Premier International Fund*	299,104.1070	5,868,423
Hartford Midcap Fund	80,304.0930	2,297,500
Lord, Abbett Midcap Fund	115,410.2060	2,611,733
Oakmark Balanced Fund	922,388.2910	21,676,125

		63,427,463

Self-directed accounts
Wasatch Funds – Global Tech	772.9470	8,982
Dreyfus Premier Emerging Mkts Fd – C1.A*	113.9350	2,234
Dreyfus 100% US Treasury MM Funds*	19,072.4300	19,072
Dreyfus Midcap Value Fund*	42.9970	1,395
Oakmark International Fund	67.2590	1,421
Longleaf Partners Fund	1,000.3370	31,331
PIMCO Funds Pacific Inv Mgmt.	72,777.8170	776,539
Profunds Internet UL Trasector Profund	151.9590	12,201
Profunds Ultra Small Cap Profund	282.7520	7,199
Vanguard Specialized Portfolio – Health Care	262.6970	33,307
Vanguard Primecap Fund	565.7700	35,248
Vanguard Windsor II Portfolio Fund	232.4180	7,142
Vanguard Index Tr Value Portfolio	541.1510	11,554
Vanguard Index Tr Growth Portfolio	350.5480	9,258
Dreyfus Technology Growth Fund*	110.1310	2,537
Strong Equity Fds – Technology 100 Fd	115.1550	544
Ryder Ser Tr Dynamic Velocity 100 Fd	8.1460	185

Total self-directed accounts		960,149

Total registered investment companies		$64,387,612

Corporate Common Stocks
Allegheny Technologies Incorporated common stock*	530,149.4310	$11,488,338

Participant loans* (5.0% to 10.5%, with maturities through 2019)		$6,357,785

Common Collective Trusts
Dreyfus-Short Term Investment Fund*	71,074.5100	$71,075

Interest-bearing Cash
BSDT Late Money Deposit Account	1,496.9900	$1,497

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED THE 401(K) PLAN

	By:	/s/ Richard J. Harshman

Date: June 27, 2005		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)